101 Park Avenue

Suite 1700

New York, NY 10178

Tel (212) 878-7900

Fax (212) 692-0940

www.foxrothschild.com

June 13, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor
Erin Jaskot

Re:	One World Pharma, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed April 30, 2019
File No. 333-200529

Ladies and Gentlemen:

On behalf of our client, One World Pharma, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 28, 2019 (the “Comment Letter”), relating to the above referenced Current Report on Form 8-K (the “8-K”). In response to the comments set forth in the Comment Letter, the Company has revised the 8-K and is filing Amendment No. 2 thereto with this response letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the 8-K, as applicable.

U.S. Securities and Exchange Commission

June 13, 2019

Description of the Business, page 2

1.	Please revise this section to disclose in greater detail the current stage of your business, including your principal products and their pricing, distribution methods, status of new products, and your target market(s). Refer to Item 101(h) of Regulation S-K. Your disclosure should clearly state the current status of development, the steps you have taken toward your planned operations, your intended customers and the market(s) in which you plan to distribute your products, your anticipated timeline, and the steps that remain.

The Company has revised the disclosure under “Description of Business” in the 8-K to provide greater detail as requested by the Staff.

2.	We note your statement that you plan to be the “worldwide industry leader” in the production and manufacturing of raw cannabis and hemp plant ingredients. Given the substantial competition in the industry, please tell us why you believe you could be the worldwide industry leader. Please also explain what it means that you are planning to use raw cannabis and hemp plant ingredients for “industrial use.”

While the Company’s goal is to be an industry leader in the cannabis export industry, it has revised the 8-K to remove the statements with respect to its plans to be the “worldwide industry leader.”

The Company has also expanded its disclosure in the 8-K under “Products” on page 3 with respect to industrial uses for hemp.

3.	Please revise to disclose what you mean by “cannabis micropropagation techniques” and the basis for your belief that these techniques cultivate genetically superior cannabis and hemp derived products. Please also explain what you mean by “GAP/GMP/EU Pharmacopoeia standards.”

The Company has revised the disclosure to provide more detail on its propagation techniques and explain “GAP/GMP/EU Pharmacopoeia standards.”

U.S. Securities and Exchange Commission

June 13, 2019

History and Background, page 3

4.	Please disclose that these licenses were granted by the Colombian government. Please also disclose the grant dates and expiration dates for each of your licenses. Please also clarify whether these licenses will permit you to export your products outside of Colombia.

The Company has revised the disclosure to (i) clarify that each license was granted by the Colombian government, (ii) provide additional disclosure on each license, and (iii) specify that each license has a term of five years from the date of grant.

Industry, page 4

5.	We note your disclosure on page 4 which you broadly cite “[v]arious third-party studies” to support the suggestion that medicinal cannabis has shown, or has the potential to show, efficacy for the treatment of a number of diseases. Conclusions regarding efficacy are generally within the sole authority of the relevant government entity regulating drugs. Please delete the statements in this section stating that medical cannabis is effective in treating various diseases unless you can indicate that a specific drug has been approved by a regulatory entity for the treatment of an identified indication. You may replace these statements with descriptions of the third-party studies or clinical trials and the resulting data, without drawing conclusions as to efficacy. The discussion should include all material information about the studies or trials, including the name of the person conducting the trial or study and the structure of the trial or study.

The Company has deleted the language in the 8-K indicating that cannabis is medically efficacious.

Regulation, page 4

6.	Please revise this section to clearly explain existing or probable governmental regulations on your business. Please ensure that your disclosure addresses any approval you may need from any government entity to operate your business as currently contemplated, including the National Food and Drug Surveillance Institute and the National Narcotics Fund, as well as any regulations governing the export and import of your product, as contemplated by your business. Your disclosure should include applicable regulations in your targeted markets. Please also clarify whether you intend to sell your products in the U.S. market. Please expand your disclosure to discuss the activities conducted at your principal executive office, and state whether you believe you will be subject to the U.S. Controlled Substances Act or the Controlled Substances Import and Export Act or subject to regulation by the U.S. Food and Drug Administration. Refer to Item 101(h)(4)(ix) of Regulation S-K.

The Company has revised the disclosure under “Description of Business” in the 8-K to provide greater detail as requested by the Staff on Colombian regulations applicable to its business. The Company does not currently intend to make sales into the United States and has revised the 8-K accordingly.

U.S. Securities and Exchange Commission

June 13, 2019

7.	Please discuss the quota amounts you have for the current calendar year, including whether your quotas are crop quotas or manufacturing quotas and whether they are sufficient to cover current plans for your business.

The Company has revised the disclosure in the 8-K regarding its quotas as requested by the Staff. In addition, the Company has revised the third Risk Factor on page 9 to include risks relating to the issuance of quotas.

Risk Factors

United States Regulation, page 11

8.	This risk factor assumes approval to distribute your products in the United States. Please disclose the approval you would need to enter the U.S. market and disclose that your operations could be found in violation of the U.S. federal Controlled Substances Act.

This risk factor has been deleted from the 8-K as the Company does not expect to be subject to the Controlled Substances Act or other similar U.S. laws.

Directors and Executive Officers, Promoters and Control Persons, page 20

9.	Please provide clear disclosure regarding the business experience of Bruce Raben and Dr. Kenneth Perego, II during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K. In particular, please discuss Dr. Kenneth Perego’s involvement with CB Medical, LLC.

The Company has revised the 8-K to add additional information with respect to Bruce Raben and Dr. Perego.

U.S. Securities and Exchange Commission

June 13, 2019

Executive Compensation, page 21

10.	You indicate in this section that you paid Mr. Ellins a salary in 2018, but the disclosure in your Form 10-K for the fiscal year ended December 31, 2018 states that you did not pay any compensation to any director or executive officer. Please reconcile your disclosure

The 10-K filed by the Company for the year ended December 31, 2018 reflects the operations of the Company prior to the Merger (which occurred in February 2019), and before giving effect thereto. The compensation paid to Mr. Ellins during 2018 reflected in the 8-K was paid to him by OWP Ventures, Inc. for his services to OWP Ventures, Inc., which was not a subsidiary of the Company during 2018. Accordingly, the compensation paid by OWP Ventures, Inc. to Mr. Ellins during 2018 is not disclosed in the 10-K filed by the Company because the disclosure therein reflects the time period for the Company prior the merger with OWP Ventures, Inc.

Recent Sales of Unregistered Securities, page 25

11.	We note that from September 2, 2014 through immediately prior to the Merger, you sold or issued an aggregate of 447,500 shares of common stock to officers, directors, employees, and other investors for cash, services rendered and services to be rendered. We further note your disclosure on page 8 that you raised $1,950,000 from the sale of common stock subsequent to December 31, 2018. Please revise to disclose all securities sold by you within the past three years that were not registered under the Securities Act. Please include all information required by Item 701 of Regulation S-K, including the date of the sale and the title and amount of securities, the name or identify the class of persons to whom the securities were sold, consideration, and the exemption from registration claimed.

The only issuances by One World Pharma, Inc. (the SEC registrant) in the last three years was the issuance of 39,475,398 shares of common stock in the Merger. The 8-K has been revised to reflect this.

U.S. Securities and Exchange Commission

June 13, 2019

Exhibit Index, page 28

12.	We note your disclosure on page 2 that you have 221 acres available for expansion under an exclusive contract. Please file this agreement as exhibit or tell us why you do not believe you are required to do so.

The Company’s disclosure in the initial 8-K regarding acreage available for expansion was intended to describe arrangements with local farmers under which such farmers would cultivate products for the Company on their own property and sell such products exclusively to the Company. The arrangements have recently been memorialized by agreements that are being filed with the 8-K, and the Company has revised the disclosure in the 8-K to be consistent with such agreements.

Exhibit 99.2

OWP Ventures, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Acquisition, page F-10

13.	Please address each of the following:

●	As One World Pharma SAS appears to be OWP Ventures, Inc.’s predecessor, include, in the filing, audited statements of operations and cash flows for One World Pharma SAS for the period January 1, 2018 through May 30, 2018.

●	Provide us an analysis supporting the $162,051 fair value of total consideration transferred. Include in your response the basis for valuing OWP Ventures, Inc.’s 10,200,000 shares of common stock at $0.0001 per share and what other current liabilities of $168,548 represents. Tell us how your accounting complies with ASC 805-30-30-1, 30-2 and 30-7.

●	Explain to us your consideration with regard to the four licenses received by One World Pharma SAS as indicated under “Background and History” on page 3 of your filing in determining the identifiable assets acquired and the liabilities assumed. Tell us how your accounting complies with ASC 805-20.

●	Tell us why the “Consideration paid in excess of fair value (Negative Goodwill)” resulted in recording a credit to additional paid-in capital rather than a debit to goodwill, an asset, pursuant to ASC 805-30-30-1.

U.S. Securities and Exchange Commission

June 13, 2019

●	The Company does not believe One World Pharma SAS qualifies as the predecessor to OWP Ventures, Inc. At the time of the acquisition of One World Pharma SAS by OWP Ventures, Inc., neither company had commenced commercial operations, and OWP Ventures, Inc. had more significant balance sheet, expenses and activity than One World Pharma SAS. OWP Ventures, Inc. was formed as a vehicle to raise funds in the U.S., to acquire One World Pharma, S.A.S, and enter into a reverse merger with a public shell company (ultimately One World Pharma, Inc.).

The Company viewed the acquisition of One World Pharma S.A.S. as not being conducted on an arm’s-length basis, and therefore the Company believes it is not appropriate to recognize a step up in basis or gain within the income statement. The transactions were conducted in multiple stages beginning with the formation of OWP Ventures, Inc., followed by the acquisition of One World Pharma S.A.S. by OWP Ventures, Inc. and culminating in the reverse Merger. The fair value of the consideration paid at closing of the acquisition of One World Pharma S.A.S. included 10,200,000 shares of common stock of OWP Ventures, Inc. (“Acquisition Shares”) that were valued at the par value of $0.0001 based on the recent sales of common stock by OWP Ventures, Inc. to its founders at par value, and the book value of the current liabilities assumed, which approximated their fair value, as follows:

Accounts Payable:	$1,225
Taxes Payable:	$5,761
Advances owed to Shareholders:	$161,562

There were no operations or independent sales of common stock prior to the issuance of the Acquisition Shares to value the shares at anything other than the comparable fair value of the recent sales of founders’ shares.

This treatment complies with ASC 805-30-30-5, as it relates to a business combination, specifically a reverse merger, achieved in stages. When you have a non operating public vehicle merge with the accounting acquiror, the transaction is essentially a recapitalization of equity. Showing goodwill or any step up in basis would be misleading in our view.

U.S. Securities and Exchange Commission

June 13, 2019

●	The Company determined that the four licenses acquired pursuant to the acquisition of One World Pharma S.A.S. didn’t have any intrinsic value, given that they were internally generated intangible assets subject to significant uncertainty since One World Pharma SAS had not commenced commercial operations and had not begun generating revenue to substantiate a stepped-up value in the licenses. The value of the licenses issued to One World Pharma SAS was highly speculative in nature from an economic standpoint at the time of the acquisition due to the nascent stage of Colombia’s legal cannabis industry and the uncertain regulatory environment.

●	The liabilities acquired with the acquisition of One World Pharma SAS exceeded the fair value of the assets, which were recognized as additional-paid-in capital in accordance with the reverse purchase accounting under APB No. 16. The Company has removed all references to ‘negative goodwill’.

Note 4 - Investment, page F-10

14.	Please provide us an analysis with reference to authoritative literature supporting you accounting for the acquisition of 875,000 shares of the issued and outstanding common stock, on a 1:4 split adjusted basis, of One World Pharma, Inc. from the majority shareholder for $350,000 as a business combination including whether the assets acquired and liabilities assumed constitute a business. Further, support for us with reference to authoritative literature your accounting treatment for the $349,420 goodwill as “additional paid-in capital due to the subsequent reverse merger.”

The purchase of 875,000 shares of the then 1,322,501 issued and outstanding shares of One World Pharma, Inc. (formerly known as Punto Group Corp.), on a split-adjusted basis, resulted in OWP Ventures, Inc. owning approximately 66.2% of the Company prior to year-end, and the Chief Executive Officer of OWP Ventures, Inc. controlling the Company with the appointment of Craig Ellins, the Chief Executive Officer and Chairman of the Board of Directors of OWP Ventures, Inc., as the Chief Executive Officer and Chairman of the Board of Directors of One World Pharma, Inc. In accordance with ASC 810-10-15-8, the Company consolidated One World Pharma, Inc. into OWP Ventures, Inc. with the purchase of the shares on November 11, 2018, and recognized the excess of the consideration for the shares of the Company over their par value as additional-paid-in capital in accordance with the reverse purchase accounting under APB No. 16, given the non-arms-length nature of the transaction.

U.S. Securities and Exchange Commission

June 13, 2019

Exhibit 99.3

Note 2 – Pro Forma Adjustments, page 5

15.	If OWP Ventures, Inc. is the accounting acquirer in the merger transaction, provide us your analysis supporting your presentation of the accumulated deficit and other equity balances, as adjusted for shares outstanding after the merger, of One World Pharma, Inc. as the historical results of the combined company rather than that of OWP Ventures, Inc. Refer to ASC 805-40-45-2.

The Company has revised the consolidated balance sheet and related footnotes in the Pro Forma financial statements included in the 8-K to eliminate the equity of the legal entity, rather than the accounting acquirer, immediately prior to the business combination, including the equity interests the legal parent issued to effect the combination, in accordance with ASC 805-40-45-2.

Very truly yours,

/s/ Alison Newman

Alison Newman

cc:	Craig Ellins